EXHIBIT 99.3

Telkom SA Limited
(Registration number: 1991/005476/06)
(ISIN number: ZAE000044897)
JSE and NYSE share code: TKG
("Telkom" or "the Company")

Further Cautionary Announcement

Shareholders are referred to the cautionary announcement released on SENS on 3 September, 2007 regarding the Company’s mobile strategy review and that pursuant to this the company had entered into discussions with Vodafone Group Plc and MTN Group Limited respectively.

Shareholders are advised that the discussions with Vodafone Group Plc and MTN Group Limited are ongoing.

Accordingly, shareholders are advised to continue exercising caution when dealing in the company’s securities until a further announcement is made.

11 October, 2007
Pretoria
Transaction Sponsor: JPMorgan Equities Ltd